Exhibit 99.2

SIGMA LITHIUM CORPORATION

UNAUDITED CONDENSED

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2025 AND 2024

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the unaudited condensed interim consolidated financial statements and the external auditor’s reports. The Audit Committee reports its findings to the Board for consideration when approving the unaudited condensed interim consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Ana Cristina Cabral"

Chief Executive Officer and Co-Chairperson

"Felipe Resende Peres"

Chief Financial Officer

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Financial Position

As of June 30, 2025, December 31, 2024 and January 1, 2024.

(Expressed in thousands of United States dollars)

		6/30/2025	12/31/2024	1/1/2024
	Notes		(As restated Note 2.3)	(As restated Note 2.3)
ASSETS
Current assets
Cash and cash equivalents	3	15,113	45,918	48,584
Trade accounts receivable	4	16,765	11,584	22,400
Inventories	5	24,566	16,140	14,667
Advance to suppliers	6	5,864	9,727	5,327
Accounts receivable from related parties	11	-	-	10
Prepaid expenses and other assets		1,427	3,034	3,304
Recoverable VAT and other taxes	7	6,015	6,368	13,339
Total current assets		69,750	92,771	107,631

Non-current assets
Judicial deposits	27	859	-	49
Loan and accounts receivable from related parties	11	17,376	12,953	9,928
Recoverable VAT and other taxes	7	2,412	1,312	-
Deferred income tax and social contribution	17	17,003	19,230	1,561
Cash held as collateral	8	12,686	12,686	11,519
Property, plant and equipment	9	161,617	141,025	180,856
Deferred exploration and evaluation expenditure	10	54,498	47,141	56,016
Total non-current assets		266,451	234,347	259,929

Total assets		336,201	327,118	367,560

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	12	44,325	32,627	53,675
Loans and export prepayment	13	53,655	61,596	21,807
Lease liability	14	2,327	1,753	1,609
Prepayment from customer	15	225	1,514	1,625
Taxes payable	16	5,428	3,923	10,234
Payroll and related charges		2,945	1,959	1,907
Legal contingencies	27	534	155	-
Other liabilities		5,900	5,244	1,459
Total current liabilities		115,339	108,771	92,316

Non-current liabilities
Loans and export prepayment	13	113,300	112,003	107,121
Lease liability	14	2,415	1,435	2,712
Taxes payable	16	2,636	3,174	104
Legal contingencies	27	3,454	3,271	-
Long term provisions		3,718	3,221	764
Asset retirement obligations	18	3,416	2,903	2,893
Total non-current liabilities		128,939	126,007	113,594

Shareholders' equity
Share capital	20	327,006	326,832	291,215
Stock-based compensation reserve		19,762	18,485	44,488
Tax incentive reserve		2,687	2,500	-
Accumulated other comprehensive income (loss)		(16,419)	(28,495)	1,533
Accumulated losses		(241,113)	(226,982)	(175,586)
Total shareholders' equity		91,923	92,340	161,650

Total liabilities and shareholders' equity		336,201	327,118	367,560

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars)

		Three Months Ended		Six Months Ended
		6/30/2025	6/30/2024	6/30/2025	6/30/2024
	Note		(As restated Note 2.3)		(As restated Note 2.3)
Net sales revenue	22	16,888	45,920	64,560	83,122
Cost of goods sold	23.a	(23,564)	(29,765)	(57,781)	(58,407)
Gross profit (loss)		(6,676)	16,155	6,779	24,715

Sales expenses		(183)	(376)	(388)	(1,237)
General and administrative expenses	23.b	(4,336)	(4,603)	(9,095)	(8,966)
Other operating expenses, net	24	(8,491)	(3,627)	(9,387)	(5,026)
Stock-based compensation	26.c	(472)	(1,943)	(1,277)	(4,209)
Operating expenses		(13,482)	(10,549)	(20,147)	(19,438)
Operating income (loss) before financial results and income taxes		(20,158)	5,606	(13,368)	5,277

Financial income (expenses), net	25	1,299	(18,632)	4,237	(25,683)
Loss before income tax and social contribution		(18,859)	(13,026)	(9,131)	(20,406)

Income tax and social contribution – current	17	-	(4,530)	(353)	(5,042)
Income tax and social contribution – deferred	17	-	6,708	(4,647)	7,691

Net loss for the period		(18,859)	(10,848)	(14,131)	(17,757)

Basic and diluted net loss per common share	21	(0.17)	(0.10)	(0.13)	(0.16)
Weighted average number of common shares outstanding - basic and diluted		111,280,482	110,528,083	111,275,927	110,568,147

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars)

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Net loss for the period	(18,859)	(10,848)	(14,131)	(17,757)

Items that are or may be reclassified subsequently to income or loss:
Foreign currency translation adjustment of subsidiary	4,813	(14,812)	12,076	(19,670)

Net loss and comprehensive loss for the period	(14,046)	(25,660)	(2,055)	(37,427)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars)

		6/30/2025	6/30/2024
	Note		(As restated Note 2.3)
Operating activities
Net loss for the period		(14,131)	(17,757)
Adjustments for:
Foreign exchange (gain) loss, net		(18,703)	22,941
Interest on loans with related parties		(1,449)	(585)
Accretion of present value of assets retirement obligation	18	116	82
Amortization of transaction costs	13	352	390
Provision for contingencies		140	1,968
Social programs provision	24	504	473
Stock-based compensation	26.c	1,216	4,209
Depreciation and depletion		6,500	6,449
Provision for expected inventory losses	5	7,859	-
Income tax and social contribution - current and deferred	17	5,000	(2,649)
Interest on loans and leases	13 e 14	10,065	10,145
Other		(4)	119

(Increase) decrease in operating assets
Trade accounts receivable		(3,764)	(48,719)
Inventories		(12,538)	(2,319)
Advance to suppliers		5,107	(961)
Prepaid expenses and other assets		1,915	2,027
Recoverable VAT and other taxes, net	7	(4,595)	(4,683)
Other assets		(836)	77

Increase (decrease) in operating liabilities
Suppliers	12	7,113	(9,191)
Prepayment from customer	15	(1,436)	(1,577)
Taxes payables		4,824	6,111
Payroll and related charges		613	2,864
Other liabilities		(101)	407

Interest payment on loans and leases	13	(1,972)	(12,531)
Net cash used in operating activities		(8,205)	(42,710)

Investing activities
Purchase of property, plant and equipment	9	(6,479)	(11,185)
Addition to exploration and evaluation assets	10	(545)	(2,361)
Loans to related parties for surface rights acquisition	11	(1,042)	(349)
Net cash used in investing activities		(8,066)	(13,895)

Financing activities
Repayment of loan	13	(55,657)	(42,389)
Proceeds from loans	13	39,015	136,157
Transactions costs	15	-	(174)
Payment of lease liabilities	14	(1,226)	(599)
Net cash provided by (used in) financing activities		(17,868)	92,995

Effect of exchange rate changes on cash held in foreign currency		3,334	(9,644)

Increase (decrease) in cash and cash equivalents in the period		(30,805)	26,746

Cash and cash equivalents, beginning of period		45,918	48,584
Cash and cash equivalents, end of period		15,113	75,330

Increase (decrease) in cash and cash equivalents in the period		(30,805)	26,746

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, except the number of shares)

	Note	Number of common shares	Share capital	Stock-based reserve	Earning reserves	Accumulated comprehensive income (loss)	Accumulated losses	Total
Balance as of January 01, 2024 (as restated Note 2.3)		110,059,471	291,215	44,488	-	1,533	(175,586)	161,650

Exercise of RSUs	20c & 26a	651,491	22,954	(22,954)	-	-	-	-
Stock-based compensation	26.c	-	-	5,647	-	-	-	5,647
Net loss for the period		-	-	-	-	-	(17,757)	(17,757)
Other comprehensive loss for the period		-	-	-	-	(19,670)	-	(19,670)
Balance at June 30, 2024 (as restated Note 2.3)		110,710,962	314,169	27,181	-	(18,137)	(193,343)	129,870

Balance at December 31, 2024		111,267,279	326,832	18,485	2,500	(28,495)	(226,982)	92,340

Exercise of RSUs	20c & 26a	14,700	174	(174)	-	-	-	-
Stock-based compensation	26.c	-	-	1,451	-	-	-	1,451
Tax incentive reserve		-	-	-	187	-	-	187
Net loss for the period		-	-	-	-	-	(14,131)	(14,131)
Other comprehensive income for the period		-	-	-	-	12,076	-	12,076
Balance at June 30, 2025		111,281,979	327,006	19,762	2,687	(16,419)	(241,113)	91,923

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

1.        Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium oxide concentrate.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São José, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where our operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018, under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021, on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023, Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

2.        Basis of preparation

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain disclosures included in the Company’s annual unaudited consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024, ("2024 Annual Financial Statements").

These unaudited condensed interim consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

All the amounts presented in United States Dollars (“US$”) have been translated from the Company's functional currency and may contain immaterial rounding.

As a result, the following explanatory notes are not repeated in this interim financial information either due to redundancy or materiality in relation to those previously presented in the annual financial statements:

•	Note 2.4 – Accounting policies
•	Note 3 – Use of judgments and estimates
•	Note 4 – New accounting standards and interpretations
•	Note 11.g – Property, plant and equipment - Impairment of non-financial assets
•	Note 28.b – Stock-based compensation - Stock option
•	Note 29 – Commitments

The unaudited condensed interim consolidated financial statements were approved by the Board on August 14, 2025.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

2.1.     Transactions eliminated on consolidation

Intra-group balances and transactions, as well as any unrealized income and expenses arising from intra-group transactions, are eliminated.

2.2.     Functional currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding company with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference for market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

2.3.     Presentation currency of the financial statements

On January 1, 2025, the Company elected to change its presentation currency from Canadian Dollars (“CAD”) to United States Dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as though US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

For reporting periods prior to January 1, 2025, the statements of financial position have been translated from the functional currency (R$) to the new presentation currency (US$) using the exchange rates prevailing at each respective reporting date. Equity items, however, have been translated using historical accumulated rates dating back to the Company’s incorporation in 2018. The statements of income / (loss) and comprehensive income / (loss) were translated at average exchange rates for each reporting period, or at the rate prevailing on the date of the transaction. Exchange differences arising from the translation of 2024 financial information from R$ (functional currency) to US$ (presentation currency) have been recognized in other comprehensive income / (loss) and accumulated in a separate component of equity.

In compliance with IFRS Accounting Standards, the Company also presented a third statement of financial position as of January 1, 2024. Equity balances were restated using historical average exchange rates, except for significant transactions, which were translated using the actual historical rates. Any resulting differences were recorded as adjustments to the foreign currency translation reserve.

As of June 30, 2025, the main exchange rates used by the Company to convert the financial information with a currency different from functional currency were as follows: US$1.00 was equivalent to R$5.4571 (R$6.1923 on December 31, 2024) and CAD$1.00 was equivalent to R$4.0067 (R$4.3047 on December 31, 2024), based on the rates published by the Central Bank of Brazil.

2.4.     Going concern

The Company’s management believes that it has adequate resources to continue its operations. Therefore, these unaudited condensed interim financial statements for the six-month periods ended June 30, 2025, have been prepared on a going concern basis.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

3.        Cash and cash equivalents

Cash and cash equivalents include the following:

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Cash	15,113	24,860
Short-term investments	-	21,058
	15,113	45,918

In 2024, the Company held short-term investments abroad (denominated in United States Dollars) with an approximate yield of 3.76% p.a., and fixed income investments, with immediate liquidity, yielding 98.2% p.a. of the Brazilian interbank deposit certificate (“CDI”). As of June 30, 2025, the Company has terminated its financial investment positions are in line with evolving liquidity and strategic priorities.

4.        Trade accounts receivable

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Accounts receivable from customers	12,756	18,013
Provisional price adjustment	4,009	(6,429)
	16,765	11,584

The Company's operations include accounts receivable where the final selling price is established days after initial revenue recognition and product delivery.

The trade accounts receivable is subject to significant market price fluctuations until the final selling price is settled. The Company monitors the futures market for lithium to estimate the final prices when the quotational periods of the contracts close. As a result, accounts receivable as of June 30, 2025, have been estimated and adjusted based on relevant forward market prices (see Note 22). Any fluctuations in the value of these receivables are reflected in the Company's sales revenue.

5.        Inventories

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Lithium oxide concentrate	14,412	2,653
Green By-Products	7,989	6,499
Provision for expected inventory losses(1)	(7,989)	-
Total finished goods	14,412	9,152
Consumable	556	391
	14,968	9,543

Spare parts	9,598	6,597
Total	24,566	16,140

(1)	For the period ended June 30, 2025, the Company conducted a review of the recoverability of its inventories, considering current market conditions and updated estimates of future selling prices and associated costs. As a result, a provision for expected inventory losses on green by-products, totaling $7,989 was recognized and recorded under other operating expenses in the income statement for the period. The Company will continue to monitor the factors that may affect the net realizable value of its inventories and will adjust the provision as necessary.

Spare parts refer to components and equipment used in the short-term maintenance of machinery and equipment. As of June 30, 2025, the Company has not identified any need to recognize losses on slow-moving inventory.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

6.        Advance to suppliers

As of June 30, 2025, the Company had outstanding balances for advances with domestic and foreign suppliers in the amount of $5,864 ($9,727 on December 31, 2024), for the acquisition of operating consumables.

7.        Recoverable VAT and other taxes

	6/30/2025	12/31/2024
		(As restated Note 2.3)
ICMS (State VAT)	2,412	1,312
Federal tax credits (PIS / COFINS)	4,562	5,224
Other recoverable taxes (1)	1,453	1,144
	8,427	7,680

Current	6,015	6,368
Non-Current	2,412	1,312

(1)	Income tax withheld on financial investments

The outstanding balance of recoverable federal taxes is expected to be recovered within the next 24 months, based on analysis and budget projections approved by management. Regarding the recoverable ICMS (state VAT), the Company expects to recover them in about two years.

8.        Cash held as collateral

As of June 30, 2025 and December 31,2024, the Company had advanced $12,686 as collateral related to the obligation to pay interest on export prepayment contract loans for the development of an industrial plant (Note 13). The amounts are determined based on the interest paid on the loan over the last twelve months established in the loan agreement. The settlement of the collateral will occur at the maturity of the agreement together with its final settlement.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

9.        Property, plant and equipment

	Assets Under Construction	Buildings	Machinery and equipment	Right-of-use assets	Mining rights	Other assets	Total
Cost	-	57,540	95,679	5,702	29,810	718	189,449
Accumulated depreciation and depletion	-	(1,700)	(2,973)	(1,498)	(2,327)	(94)	(8,592)
Balance as of January 1, 2024 (as restated Note 2.3)	-	55,840	92,706	4,204	27,483	624	180,857

Additions	3,857	66	2,015	2,232	6,528	56	14,754
Disposal	-	-	(701)	(583)	-	(1)	(1,285)
Transfers	(1,134)	-	851	-	283	-	-
Depreciation and depletion	-	(2,331)	(4,956)	(2,043)	(3,974)	(103)	(13,407)
Foreign currency translation adjustment of subsidiaries	(446)	(11,854)	(20,393)	(754)	(6,313)	(134)	(39,894)
Balance as of December 31, 2024 (as restated Note 2.3)	2,277	41,721	69,522	3,056	24,007	442	141,025

Cost	2,277	45,039	76,285	6,082	29,306	606	159,595
Accumulated depreciation and depletion	-	(3,318)	(6,763)	(3,026)	(5,299)	(164)	(18,570)
Balance as of December 31, 2024 (as restated Note 2.3)	2,277	41,721	69,522	3,056	24,007	442	141,025

Additions	3,778	-	2,630	2,094	4	6	8,512
Depreciation and depletion	-	(1,000)	(3,035)	(1,071)	(1,860)	(57)	(7,023)
Disposal	-	-	-	(16)	-	-	(16)
Foreign currency translation adjustment of subsidiaries	500	5,567	9,384	478	3,132	58	19,119
Balance as of June 30, 2025	6,555	46,288	78,501	4,541	25,283	449	161,617

Cost	6,555	51,107	89,379	9,105	33,259	695	190,100
Accumulated depreciation and depletion	-	(4,819)	(10,878)	(4,564)	(7,976)	(246)	(28,483)
Balance as of June 30, 2025	6,555	46,288	78,501	4,541	25,283	449	161,617

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

a)	The average estimated useful lives are as follows (in years):

	6/30/2025	12/31/2024
Description		(As restated Note 2.3)
Buildings	26	26
Machinery and equipment	19	20
Right of use assets	3	3
Mining rights	8	8
Other assets	6	5

b)	Assets under construction

In 2024, the Company began investments related to the Phase 2 capacity expansion, totaling $4,251 ($2,372 as of December 31, 2024). Initially, accumulated expenditures are classified as construction in progress and will be reclassified to the appropriate asset categories upon completion of the operational plant. Additionally, the Company continued to invest into Phase 1 operational infrastructure, with related expenditures classified as construction in progress and reclassified to the respective asset categories as each infrastructure initiative is completed.

c)	Right-of-use assets

Right-of-use assets include land, machinery, and equipment provided exclusively for the Company’s use on-site. The Company considers as right-of-use those contracts longer than 12 months in which assets have individual amounts greater than $5.

d)	Depreciation and depletion

The allocation of depreciation costs incurred as of June 30, 2025 and 2024, is shown below:

	6/30/2025	12/31/2024
Reconciliation of depreciation and depletion for the period		(As restated Note 2.3)

Operating expenses	6,910	13,367
Deferred exploration and evaluation expenditure	113	40
Depreciation accumulated for the period	7,023	13,407

10.      Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Opening balance	47,141	56,016

Exploration and feasibility investments	658	3,186
Share based compensation of exploration and feasibility personnel	296	1,267
Additions	954	4,453

Disposal	-	(342)
Asset retirement cost	-	(100)
Foreign currency translation adjustment of subsidiaries	6,403	(12,886)

Closing balance	54,498	47,141

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

11.      Related parties’ transactions

A summary of related parties is set out below:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm indirectly controlled by Marcelo Paiva, a Director of Sigma Lithium, who is the investment manager of the A10 Fundo de Investimento Financeiro de Ações (“A10 Fund”), which holds a controlling position in the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of Sigma Lithium, and had no transactions with the Company during the period ended June 30, 2025.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm indirectly is controlled by Marcelo Paiva, a Director of Sigma Lithium.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of Sigma Lithium. The CEO, Ana Cristina Cabral has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of Sigma Lithium, and had no transactions with the Company before or during the period ended June 30, 2025.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has in indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of the Sigma Brazil, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity whose directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 14).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The valuation of the amount must be equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of June 30, 2025, the Company recognized an amount of $1.5 million ($0.94 million as of December 31, 2024) to be paid to Miazga, of which $0.54 million was settled during the first half of 2025.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $12.0 million. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15.0 million, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement represents a total amount of $17,373 as of June 30, 2025 ($12,952 as of December 31, 2024). For the six-month period ended June 30, 2025 the Tatooine requested $ 1,043 to acquire properties located over mining rights of the Company.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transactions with related parties

			Six months Ended,			Six months Ended,
	6/30/2025		6/30/2025	12/31/2024		6/30/2024
				(As restated Note 2.3)		(As restated Note 2.3)
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	-	16	(158)	-	-	(129)
Miazga
Lease agreements	-	570	(104)	-	5	(2)
Royalties		1,090	(575)	-	671	-
Arqueana
Lease agreements	-	1,436	(121)	-	123	(9)
Tatooine
Loan to related party	17,376	-	1,449	12,953	-	585
Instituto Lítio verde
Accounts payable	-	1,053	(518)	-	563	(495)
Total	17,376	4,165	(27)	12,953	1,362	(50)

b)	Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	Three months ended,
	6/30/2025	6/30/2024
		(As restated Note 2.3)
Stock-based compensation, included in operating expenses	844	913
Salaries, benefits and director's fees, included in general and administrative expenses	422	423
	1,266	1,336

Key management includes the directors of the Company, the executive management team and senior management at Sigma Brazil.

12.      Suppliers

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Brazilian-based suppliers (1)	39,932	26,190
Non-Brazilian-based suppliers	4,393	6,437
Total suppliers (2)	44,325	32,627
(1)	Out of the amount recognized in suppliers, as of June 30, 2025, $7,997 ($5,631 as of December 31, 2024) is related to an ongoing arbitration to which Sigma Brazil is a party, as per Note 27 - Legal claim contingency.
(2)	As of December 31, 2024, the total suppliers balance includes an amount of $9,071 that was reclassified from “Accounts Payable”.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

13.      Loans and export prepayment

	Current liabilities		Non-current liabilities
	6/30/2025	12/31/2024	6/30/2025	12/31/2024
		As restated Note 2.3)		As restated Note 2.3)
Loans and export prepayment agreements
U.S dollar denominated
Export prepayment trade finance	45,489	60,125	-	-
Export prepayment agreements - Synergy	6,182	624	100,000	100,000
	51,671	60,749	100,000	100,000
Reais denominated
Finame - BDMG	1,984	847	14,513	13,398

Total loans and export prepayment	53,655	61,596	114,513	113,398

Transactions costs	-	-	(1,213)	(1,395)

Total loans and export prepayment + Transactions costs	53,655	61,596	113,300	112,003

The balances of loans and export prepayments are recognized at the amortized cost and are detailed as follows:

As of June 30, 2025, the principal amount of short-term and long-term loans and export prepayments of the Company by maturity year, adjusted for interest and exchange variation, before transaction costs, are as follows:

In US$	Reais denominated	U.S dollar denominated	Total
2025	688	51,671	52,359
2026	2,965	100,000	102,965
2027	3,343	-	3,343
2028	3,343	-	3,343
2029	3,283	-	3,283
After 2029	2,875	-	2,875
	16,497	151,671	168,168

The Reais denominated amounts refer to the loans from Banco de Desenvolvimento de Minas Gerais (BDMG) and the U.S dollar denominated amounts refer to the short-term and long-term export prepayment.

The table below shows the changes in the Company’s loans and export prepayments during the periods:

	6/30/2025	12/31/2024
Description		(As restated Note 2.3)
Opening balances	173,599	128,929

Additions	39,015	178,383
Interest expense (1)	9,858	20,954
Payment of interest (2)	(1,972)	(31,545)
Principal amortization (3)	(55,657)	(122,161)
Foreign exchange (4)	(19,605)	42,387
Transaction costs additions	-	(174)
Transaction costs amortization	352	745
Others	-	1,000
Foreign currency translation adjustment of subsidiary	21,365	(44,919)

Loans and export prepayment agreements	166,955	173,599

(1) Interest expenses incurred in the six-month period ended June 30, 2025 and the year ended December 31, 2024 - see note 25.

(2) Interest payments made during the six-month period ended June 30, 2025, totaled $1,972 including: (i) $1,364 for export prepayment agreements and (ii) $608 for financing agreements with BDMG;

(3) Refers to repayment of principal of export prepayment trade finance;

(4) The Brazilian real appreciated by 11.9% against the U.S. dollar in the first half of 2025. This variation primarily affects provisions and does not significantly impact cash flow.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

Export Prepayment Trade Finance

During the year ended December 31, 2024, the Company entered into export prepayment agreements with financial institutions for a total of $171,778. These agreements have maturities ranging from 90 to 360 days and carry interest rates between 7.0% p.a. and 10.5% p.a. Additionally, the Company repaid $121,742 in export prepayment agreements, the maturities which occurred during the year.

For the six months ended June 30, 2025, the Company entered into export prepayment agreements with financial institutions for a total amount of $39,015. These agreements have maturities ranging from 30 to 180 days and bear interest rates between 9.0% p.a. and 10.7% p.a. Additionally, the Company repaid $55,657 related to export prepayment agreements that matured during this period.

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of $100 million, with annual interest payments based on the 12-month Bloomberg short-term bank yield index (“BSBY”) plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down $60 million. The balance of $40 million was disbursed in two subsequent drawdowns of $20 million each, on February 28, 2023, and on March 16, 2023.

The Company paid at the inception of the agreement $12,686 (Note 8) as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $2,964. Principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, being the first measurement date, the third quarter ended September 30, 2023. Repayments will be determined based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior six-month period ended March 31 and September 30.

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company's assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to $100 million and R$100 million.

As of November 15, 2024, the Bloomberg Short-Term Bank Yield Index (BSBY) was discontinued. In response to this change, we have transitioned to using the 12-month Secured Overnight Financing Rate (SOFR) as our benchmark rate. For interest payments after December 2024, the new rate applied will be SOFR + 6.95%.

In the six-month period ended June 30, 2025, the Company recognized interest expense on this contract in the amount of $5,551 ($6,291 as of June 30, 2024).

a)	Banco de Desenvolvimento de Minas Gerais - BDMG

The Company entered into a financing agreement with BDMG. The first tranche of 3,084 was received on January 13, 2023, and $768 on November 14, 2023. This financing entails quarterly interest payments and includes a 24-month grace period for principal amortization. Principal repayment occurs over 60 monthly installments, with the first installment due on December 15, 2024. The financing carries an annual interest rate of Sistema Especial de Liquidação e Custodia SELIC+3.75%.

On October 24, 2023, the Company entered into another financing agreement with BDMG for $9,449, the first tranche of $8,607 was received in December 2023 and second tranche of $789 received in May 2024. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled over 60 monthly installments, with the first installment due on December 7, 2025. The interest on this loan is SELIC+3.88% per annum.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

Additionally on May 9, 2024, the Company entered into another financing agreement with BDMG for $8,234. Like the previous agreement, this financing involves quarterly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled for over 60 monthly installments, with the first installment due on May 30, 2026. The interest of this loan is SELIC+3.93% per annum.

In the six-month period ended June 30, 2025, the Company recognized an interest expense on this contract in the amount of $1,247 ($783 as of June 30, 2024).

b)	Banco Nacional de Desenvolvimento Econômico e Social - BNDES

On October 10, 2024, Sigma Lithium signed the final agreement securing a R$486.8 million development loan from the National Brazilian Bank for Economic and Social Development (“BNDES”) to fund the construction of a second Greentech carbon neutral industrial plant for lithium oxide concentrate at Vale do Jequitinhonha in Brazil. The Company is required to provide a letter of credit (“bank guarantee”) issued by a BNDES registered financial institution in advance of first drawdown. As of June 30, 2025 the Company has not recorded any drawdowns from BNDES.

As of June 30, 2025 the Company is in compliance with all debt covenants.

14.      Lease liability

The lease liabilities are primarily related to the land leases owned by Miazga Participações S.A. (“Miazga”) and Arqueana, a related party (note 11), while the remaining lease contracts relate to land, apartments and houses, commercial spaces, operational equipment, and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates, with a weighted average rate of 9.69% which was determined to be the Company’s incremental borrowing rate.

The changes in lease liabilities are shown in the following table:

	6/30/2025	12/31/2024
Description		(As restated Note 2.3)
Opening balances	3,188	4,321

Remeasurement	2,094	2,232
Interest expense	207	369
Disposal	(20)	(496)
Payments	(1,226)	(2,392)
Others	-	(47)
Foreign currency translation adjustment of subsidiary	499	(799)

Lease Liability total	4,742	3,188

Current	2,327	1,753
Non-Current	2,415	1,435

Maturity analysis - contractual discounted cash flows

As at June 30, 2025
Less than one year	2,327
Year 2	830
Year 3	415
Year 4	337
Year 5	304
More than 5 years	529
Total contractual discounted cash flows	4,742

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

15.      Prepayment from customer

Refers to payments made in excess due to the provisional pricing applied at the time of invoicing, with the final amount subject to adjustments based on all variable pricing elements outlined in the sales contract. As of June 30, 2025, the outstanding balance was $225 ($1,514 as of December 31, 2024).

16.      Taxes payable

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Municipal taxes	842	422
State taxes	248	297
Federal taxes	6,974	6,378
	8,064	7,097

Current	5,428	3,923
Non-Current	2,636	3,174

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Brazil the tax benefit of a 75% reduction in income tax, also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit allows the Company to reduce its current income tax payment by approximately 75%, starting in 2024, for the next ten years. The amount saved will be transferred to a reserve account for tax incentives within the equity accounts and cannot be distributed to the shareholders. For the six-months ended June 30, 2025, the Company recognized a reserve for tax incentives in the amount of $187 ($3,440 as of December 31, 2024) - see note 20.d.

17.        Income tax and social contributions

a)	Current Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss are as follows:

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Current	-	(4,530)	(353)	(5,042)
Deferred	-	6,708	(4,647)	7,691
	-	2,178	(5,000)	2,649

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totals 27% income tax rate applicable to Sigma in Canada:

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Loss before income tax and social contribution	(18,859)	(13,026)	(9,131)	(20,406)
Statutory tax rate	27%	27%	27%	27%
Tax credit at statutory rate	5,092	3,517	2,465	5,510
Reconciling items
Impact of foreign income tax rate differential	1,176	417	209	672
Exclusion of Canadian tax credits	(556)	(1,906)	(1,659)	(2,917)
Tax losses carryforward	(5,924)	150	(6,227)	(616)
Other	212	-	212	-
Current and deferred income tax and social contribution	-	2,178	(5,000)	2,649
Effective tax rate	0.0%	16.7%	(54.7%)	13.0%

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

The amount of $14,710 as of June 30, 2025 ($12,548 as of December 31, 2024) of tax loss carryforward generated in Canada by the Company has not been recognized since we do not expect to have taxable income to offset it. This tax loss carryforward expires between 2039 and 2044.

b)	Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2024	Income	Equity	6/30/2025
	(As restated Note 2.3)
Temporary differences:
Pre-operational expenses	2,490	(354)	-	2,136
Tax loss carry forward	8,165	(157)	-	8,008
Unrealized foreign currency fluctuation	8,364	(6,546)	-	1,818
Leasing	(14)	17	-	3
Taxes installments program	1,365	(237)	-	1,128
Commission provision	435	(371)	-	64
Reversal of present value adjustment (ARO)	-	40	-	40
Provision for expected inventory losses	-	2,619		2,619
Financial result – Swap transactions	168	335	-	503
Others	-	7	-	7
Foreign currency translation adjustment of subsidiaries	(1,743)	-	2,420	677
Total deferred tax assets	19,230	(4,647)	2,420	17,003

The Company expects to realize the deferred tax assets within two years.

18.      Asset retirement obligations (“ARO”)

The balance of provisions for assets retirement obligations is as follows:

	6/30/2025	12/31/2024
		(As restated Note 2.3)
Xuxa Mine (1)	2,552	2,169
Barreiro Mine (2)	864	734
Total	3,416	2,903

1 - Related to Phase I classified within property, plant and equipment.

2 - Related to Phase II classified within Deferred exploration and evaluation expenditure.

The changes in asset retirement obligations are shown in the following table:

	6/30/2025	12/31/2024
Description		(As restated Note 2.3)
Opening balances	2,903	2,893

Accretion of asset retirement obligation	116	156
Addition of fixed assets	-	614
Reversal of exploration assets	-	(100)
Foreign currency translation adjustment of subsidiary	397	(660)

Asset retirement obligation total	3,416	2,903

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

19.      Financial instruments

a)	Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers, and loans and export prepayment, which may contain embedded derivatives.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three-months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•	Classification of financial instruments (consolidated)

		6/30/2025		12/31/2024
				(As restated Note 2.3)
Description	Note	Measured at amortized cost	Fair value through profit and loss (1)	Measured at amortized cost	Fair value through profit and loss (1)
Assets
Current
Cash and cash equivalents	3	15,113	-	45,918	-
Trade accounts receivable	4	-	16,765	-	11,584
Non-current
Loan and accounts receivable from related parties	11	17,376	-	12,953	-
Cash held as collateral	8	12,686	-	12,686	-
		45,175	16,765	71,557	11,584

Liabilities
Current
Suppliers	12	44,325	-	32,627	-
Loans and export prepayment	13	53,655	-	61,596	-
Prepayment from customer	15	-	225	-	2,154
Non-current
Loans and export prepayment	13	113,300	-	112,003	-
		211,280	225	206,226	2,154

(1) The Company measures certain financial assets and liabilities using Level 2 inputs, which are observable but not quoted in active markets.

b)	Financial risk management:

The Company uses risk management strategies in which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rates, interest rates, market price, credit risk and liquidity risks.

•    Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in U.S dollar, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of June 30, 2025 is as follows:

Description	6/30/2025
Canadian dollars
Cash and cash equivalents	57
Tax recoverable	605
Suppliers	(4,999)
Other current liabilities	(58)
(4,395)

United States dollar
Cash and cash equivalents	14,215
Trade accounts receivable	16,764
Cash held as collateral	12,686
Suppliers	(723)
Prepayment from customer	(225)
Interest on export prepayment agreement	(8,421)
Export prepayment agreement	(143,250)
(108,954)

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

•    Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on June 30, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	6/30/2025
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.0067	3.9273	4.3200	4.7128
CAD (-)	4.0067	3.9273	3.5346	3.1418
USD (+)	5.4571	5.4052	5.9457	6.4862
USD (-)	5.4571	5.4052	4.8647	4.3242

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	6/30/2025
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated (+)	(4,395)	89	(319)	(658)
Canadian dollar-denominated (-)	(4,395)	89	587	1,210
U.S dollar-denominated (+)	(108,954)	1,046	(8,954)	(17,287)
U.S dollar-denominated (-)	(108,954)	1,046	13,268	28,546

(1) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, on Aug 12, 2025.

•    Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

•    Sensitivity analysis of interest rate variations

The Company considered scenario probable and scenarios 1 and 2 of changes in interest rates volatility as of June 30, 2025.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the three-month periods ended June 30, 2025:

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Liabilities
Rate		15.00%	15.00%	16.50%	18.00%
BDMG	SELIC (+10% and +20%)	16,497	(1,194)	(1,313)	(1,433)

Rate		4.12%	4.12%	4.22%	4.33%
Export prepayment agreement	SOFR (+2.5% and +5.0%)	100,000	(2,040)	(2,091)	(2,195)

(1) Sensitivity analysis of the probable scenario was measured using as reference the rates on July 15, 2025.

During 2024, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in US$, which is originally calculated on the notional amount in US$, to DI plus an interest rate calculated on the notional amount in R$. The table below demonstrates the swap results up to June 30, 2025, recognized in the financial result.

				Appreciation (R$)		6/30/2025	Six months ended, 6/30/ 2025
Interest rate swap	Maturity	Functional currency	Notional	Asset position R$	Liabilities position R$	Receivable / (Payable) R$	Impact on financial income / (expense)
Swap	11/24/25	R$	121,070	126,776	130,945	(4,169)	(627)

•    Market price risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

For June 2025, the Company recorded an adjustment to the provisional pricing, reflecting relevant differences between the price initially used and the price established for June sales.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the second quarter of 2025 is detailed below:

		Shipment		Effect on
	Volume (kt) (3)	average price	Variation	Sales Revenue

Lithium oxide concentrate (Probable)(1)	113,570	846	11	1,234
Lithium oxide concentrate (+20%)(2)	113,570	924	54	6,136
Lithium oxide concentrate (-20%)(2)	113,570	616	(54)	(6,136)

(1) The sensitivity analysis for the probable scenario was measured using June 30, 2024, futures price from the Guangzhou Futures Exchange as a reference.

(2) Provisional price on June 30, 2025.

(3) Total volume of contracts with exposure to market price fluctuation

•    Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

•    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	44,325	-	-	-	44,325
Loans and export prepayment	53,652	106,686	6,266	1,564	168,168
Lease liabilities	2,327	1,245	641	529	4,742

a)        Capital Management

The Company’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of June 30, 2025, capital consisted of equity attributable to common shareholders of $91,923 ($92,340 as of December 31, 2024). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the year ended December 31, 2024.

b)        Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreement and BDMG loan, since both are based on floating interest rates such as SOFR and SELIC, respectively. Given the very specific condition of the export prepayment loan, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

20.      Share capital

a)	Ownership structure

As of June 30, 2025 and December 31, 2024, the Company’s ownership structure is as follows:

	6/30/2025		12/31/2024
	Number of Common shares	% of voting capital and total shares	Number of common shares	% of voting capital and total shares
A10 Investimentos Ltda.	47,686,968	42.85%	47,684,968	42.86%
Fitpart Fund Administration Services Limited	8,238,230	7.40%	8,238,230	7.40%
Appian Way Asset Management LP	4,963,006	4.46%	4,712,425	4.24%
Others	50,393,775	45.29%	50,631,656	45.50%
	111,281,979	100.00%	111,267,279	100.00%

b)         Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

c)         Common shares issued by the Company for the period ended June 30, 2025, and 2024:

	Number of common shares	Amount ($)
Balance, January 1, 2024 (as restated Note 2.3)	110,059,471	291,215
Exercise of RSUs	651,491	22,954
Balance, June 30, 2024 (as restated Note 2.3)	110,710,962	314,169

Balance, January 1, 2025	111,267,279	326,832
Exercise of RSUs	14,700	174
Balance, June 30, 2025	111,281,979	327,006

d)         Reserve for tax incentives

On October 4, 2024, the Northeast Development Authority – “SUDENE” approved Sigma Brazil for the tax benefit of a 75% reduction in income tax (a federal tax), also known as Profit from Exploration, and issued the Constitutive Report. This tax benefit will allow the Company to reduce its current income tax expenses by approximately 75%, starting in 2024, for the next ten years. The tax incentive received by Sigma can be granted to new ventures located in the SUDENE, Espírito Santo, and cities in northern Minas Gerais (such as Araçuaí and Itinga) and applies to projects for implementation, modernization, expansion, or diversification of these companies. The amount saved cannot be distributed to the shareholders and will be added to a reserve account for tax incentives within the equity accounts. For the six-month period ended June 30, 2025, the Company recognized a reserve for tax incentives in the amount of $187 ($3,440 as of December 31, 2024).

21.      Loss per share

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Net loss for the period	(18,859)	(10,848)	(14,131)	(17,757)
Weighted average number of common shares	111,280,482	110,528,083	111,275,927	110,568,147
Basic and diluted net loss per common shares	(0.17)	(0.10)	(0.13)	(0.16)

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

22.      Net sales revenue

Net revenues presented in the income statement are comprised as follows:

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Gross sales revenue – lithium concentrate	21,148	53,241	68,803	96,488
Provisional price adjustment (1)(2)(3)	(5,496)	(9,620)	(6,874)	(15,665)
Shipping services	1,236	2,299	2,631	2,299
Total net sales revenue	16,888	45,920	64,560	83,122

The amount includes: (1) $5,120 of final price adjustment for the three months period ended Jun 30, 2025, (2) $496 of interest of pre-payment of cargo for the three months period ended June 30, 2025, and (3) $977 of interest of pre-payment of cargo for the six months period ended June 30, 2025.

Shipment contracts are established with provisional terms and are subject to adjustments based on the variability of underlying lithium oxide concentrate market prices, as well as the confirmation of the lithium oxide grade of the shipment certificate of analysis by re-assaying at port of delivery. Consequently, the final settlement value may differ from the initial recorded value. Changes in this value are permanently monitored during the quotational period of each shipment and any provisional pricing adjustments are recognized as revenue in the statement of income (loss). Sales at the outset are booked adjusted for lithium oxide grade and net of moisture based on the assaying at the Brazilian port.

23.      Costs and expenses by nature

a)        Cost of goods sold

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Mining service providers	(3,557)	(7,524)	(9,377)	(16,021)
Blasting and fuels	(3,422)	(3,919)	(9,725)	(8,115)
Salaries and benefits	(3,021)	(3,504)	(6,024)	(5,826)
Freight Maritime	(2,587)	(2,365)	(5,875)	(2,365)
Depreciation	(2,360)	(1,940)	(4,252)	(3,898)
Mobile Crushing (1)	(1,958)	-	(2,959)	-
Other	(1,751)	(1,892)	(4,218)	(4,341)
Plant Services	(1,347)	(1,165)	(2,233)	(2,564)
Freight (land)	(1,185)	(2,175)	(3,471)	(3,864)
Depletion	(892)	(1,071)	(2,190)	(2,507)
Consumables	(786)	(538)	(1,759)	(1,304)
Port operations	(477)	(553)	(1,109)	(1,108)
Royalties (2)	(336)	(1,331)	(2,207)	(2,437)
Equipment rental	(240)	(399)	(645)	(738)
Insurance	(214)	(158)	(573)	(586)
Fuels	(143)	(291)	(421)	(676)
Warehouse	(103)	(178)	(319)	(290)
Expedition	(95)	(205)	(182)	(338)
Utilities	(84)	(259)	(248)	(680)
Equipment services	-	(25)	-	(472)
Taxes and fees	-	-	(23)	(4)
Demurrage	321	(273)	(32)	(273)
Stock-based compensation (3)	673	-	61	-

Expenses by nature	(23,564)	(29,765)	(57,781)	(58,407)

Processing costs	(10,667)	(8,165)	(20,293)	(17,018)
Mining costs	(8,424)	(14,502)	(24,266)	(30,687)
Logistics costs (trucking, shipping and port)	(4,137)	(5,767)	(11,015)	(8,265)
Royalties	(336)	(1,331)	(2,207)	(2,437)

Cost of goods sold	(23,564)	(29,765)	(57,781)	(58,407)

(1) Mobile Crusher: Non-recurring cost aimed at maintaining production levels during the maintenance periods of the Company's primary crusher expected planned to be eliminated by Q3/2025.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the Financial Compensation for the Exploration of Mineral Resources (CFEM).

(3) Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

b)        General and administrative expenses

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Legal	(989)	(875)	(2,366)	(1,273)
Salaries and benefits (Staff)	(1,158)	(916)	(2,186)	(1,960)
Insurance (D&O)	(524)	(565)	(1,043)	(1,173)
Travel	(387)	(501)	(791)	(978)
Audit services	(119)	(78)	(430)	(433)
Salaries and benefits (Board, CEO and CFO)	(213)	(339)	(423)	(586)
IT and Security	(165)	(123)	(358)	(216)
Public company costs	(102)	(614)	(283)	(855)
Business development product and investor	(176)	(210)	(348)	(414)
Accounting services	(101)	(79)	(136)	(418)
Depreciation	(22)	(22)	(44)	(44)
Taxes and fees	(8)	(5)	(13)	(14)
Other	(372)	(276)	(674)	(602)
	(4,336)	(4,603)	(9,095)	(8,966)

24.      Other operating expenses

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Provision for expected inventory losses(1)	(7,859)	-	(7,859)	-
Environmental and social expenses	(460)	(475)	(1,211)	(1,568)
Accrual for contingencies	(14)	(1,910)	(86)	(1,910)
Taxes and fees	-	(984)	-	(984)
Depreciation	(7)	-	(14)	-
Others	(151)	(258)	(217)	(564)
Other operating expenses total	(8,491)	(3,627)	(9,387)	(5,026)

(1)	For the period ended June 30, 2025, the Company conducted a review of the recoverability of its inventories, considering current market conditions and updated estimates of future selling prices and associated costs. As a result, an inventory write-off totaling $7,859 was recognized and recorded under other operating expenses in the income statement for the period. The Company will continue to monitor the factors that may affect the net realizable value of its inventories and will adjust the provision as necessary.

25.      Financial expenses

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)

Financial income	685	1,770	1,610	2,949

Financial expenses
Interest accrued on loans and export prepayment (1)	(4,920)	(5,375)	(9,858)	(9,956)
Foreign exchange on tax/fees	(617)	(242)	(1,720)	(538)
Interest and late payment penalties on taxes	(53)	176	(179)	(45)
Accretion of leases	(134)	(52)	(207)	(139)
Accretion of asset retirement obligation	(59)	(40)	(116)	(82)
Other expenses	(100)	(223)	(174)	(366)
	(5,883)	(5,756)	(12,254)	(11,126)
Foreign exchange variation on net assets (2)	6,497	(14,646)	14,881	(17,506)
	1,299	(18,632)	4,237	(25,683)

(1) In the three-month periods ended June 30, 2025 and 2024 interest accrued on loans and export prepayment expenses, included $1,460 related to export prepayment agreements, $662 to financing agreements with BDMG and $2,798 to long-term export prepayment – Synergy, and in the six-month periods ended June 30, 2025 and 2024 interest accrued on loans and export prepayment expenses, included $3,060 related to export prepayment agreements, $1,247 to financing agreements with BDMG and $5,551 to long-term export prepayment – Synergy.

(2) The Brazilian real appreciated by 11.9% against the US$ in the six-month period ended June 30, 2025. This variation is non-cash and primarily affects provisions and accruals.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

26.      Stock-based compensation

(a)       Restricted share units (RSU)

The Company’s Board has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval in accordance with the policies of the TSXV at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board or a committee appointed by the Company’s Board to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the approved Equity Incentive Plan a total of 18,120,878 RSUs and/or Options could be granted and converted into shares, out of which 15,252,838 equity units have already been granted or issued. A total of 2,868,040 equity units remain available for new grants. The exercise of RSUs is typically either milestones driven or has calendar weighted vesting schedules.

The accounting of RSUs granted to awardees is undertaken in accordance with the status of the grant, as follows:

a) Upon Board approval of the awardees grants: the Company commences accrual of unvested RSUs expenses throughout the vesting period. RSU expenses are calculated based on as per the stock price on the date of the Board approval.

b) Upon vesting of RSUs: end of accrual period. Once the awardees exercises the RSUs, shares are issued to the awardees.

Number of RSUs
Balance, January 1, 2024	1,363,660
Exercised (1)	(1,207,808)
Forfeited (2)	(207,000)
Granted (3)	435,000
Balance, December 31, 2024	383,852
Exercised	(14,700)
Forfeited (4)	(185,875)
Balance, June 30, 2025	183,277

(1) out of the total amount of RSUs exercised in the year ended December 31,2024, 430,925 RSUs are related to packages granted to former directors related to their 2022/2023 year mandate, and 136,500 RSUS are related to packages granted to former and current directors related to their 2023/2024 year mandate.

(2) The amount includes 75,000 RSUs granted to former and current directors, related to the conclusion of a “Change in Control” (as defined in the Equity Incentive Plan) during their 2023/2024 year mandate, which did not happen. The remaining amount relates to packages granted to employees that have left the Company before the packages vested.

(3) The amount includes 162,000 RSUs granted to members of the Board, related to their 2023/2024-year and 2024/2025-year mandates. The remainder pertains to new retention packages awarded to employees and consultants of the Company.

(4) The amount includes 15,000 RSUs previously granted to a former director, for their 2024 / 2025 year mandate, which was forfeited since the director resigned his position in the Board. The remaining amount relates to packages granted to employees or consultants that have left the Company before the packages vested.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

(b)       Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, in which a total of 100,000 stock options were granted. The Board approved on April 22, 2024, the grant of stock options at a price of $14.31, equivalent to the fair value per share on April 11, 2022.

The Company has used a Black-Scholes valuation methodology to determine the fair value of the stock options throughout the period, with the following assumptions:

4/22/2024
Risk-free rate	3.82%
Expected equity volatility	66.34%
Average share price	27.27
Expected dividend rate	-

Given that the exercise expiry date of the stock options was on April 25, 2025, and the service provider did not exercise any stock options, the stock options expired and are no longer outstanding, as of June 30, 2025.

Previous Exercise Expiry date	Weighted average remaining exercisable life (years)	Number of options	Grant date (exercisable) fair value
April 25, 2025	N/A – stock options expired	100,000	$17.47

(c)       Measurement of stock-based compensation

The total stock-based compensation is a non-cash item in the period. It is accounted in the Income Statement as per the accounts below (non-cash item). It is also accounted for in the shareholder´s equity as a provision. Upon vesting of RSU´s (conditional to certain employee meeting their performance metrics) the provision is transferred to the Company´s share capital.

	Three Months Ended		Six Months Ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
		(As restated Note 2.3)		(As restated Note 2.3)
Stock-based compensation expense	472	1,943	1,277	4,209
Cost of goods sold (adjustments)	(673)		(61)
Property, plant and equipment	(75)	815	(61)	407
Deferred exploration and evaluation expenditure	151	811	296	857
Others	-	174	-	174
	(125)	3,743	1,451	5,647

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

27.      Legal claim contingency

The Company is subject to certain claims, classified by legal advisors as probable losses, detailed below:

				6/30/2025
Nature
	Contingency		Stock-based
	Current	Non-current	compensation	(-) Suppliers	Probable loss, net
Civil (1)	534	1,840	166	(2,108)	432
Labor	-	1,614	-	-	1,614
total	534	3,454	166	(2,108)	2,046

				12/31/2024
Nature					(As restated Note 2.3)
	Contingency		Stock-based
	Current	Non-current	compensation	(-) Suppliers	Probable loss, net
Civil (1)	155	92	166	(1,736)	(1,323)
Labor	-	3,179	-	-	3,179
total	155	3,271	166	(1,736)	1,856

As of June 30, 2025, the Company, under court order, holds judicial deposits to guarantee certain civil lawsuits in the amount of $859.

The changes in legal claim contingency are shown in the following table:

Nature	31/12/2024	Additions	(-) Suppliers	Accrued Charges	Net utilization of reversal	6/30/2025
Civil (1)	327	377	(372)	123	(24)	431
Labor	1,529	-	-	86	-	1,615
total	1,856	377	(372)	209	(24)	2,046

(1) Sigma is a party to certain lawsuits and arbitrations, and a portion of the amount involved is recognized in the Company's statement.

Additionally, the Company is a party to other proceedings classified by legal advisors as possible loss, therefore representing present obligations whose cash outflow is not probable. Thus, no provision has been made for any liabilities in these consolidated financial statements. The amounts are detailed below:

		6/30/2025			12/31/2024
					(As restated
Nature					Note 2.3)
	Contingency	(-) Suppliers	Possible loss, net	Contingency	(-) Suppliers	Possible loss, net
Civil (2)	15,470	-7,997	7,473	11,770	-5,631	6,139
Regulatory	149	-	149	128	-	128
Labor	775	-	775	487	-	487
	16,394	-7,997	8,397	12,385	-5,631	6,754

(2) Sigma is a party to certain lawsuits and arbitrations, and a portion of the amount involved is recognized in the Company's statement, as per note 12 (suppliers’ costs).

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six-Month Periods ended June 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise stated)

28.      Additional information on the cash flow statement

Seems all non-cash effects are presented below:

	6/30/2025	3/31/2024
		(As restated Note 2.3)
Addition to property, plant, and equipment in exchange for:
Lease	2,094	-
Suppliers		90
Non-cash effects	2,094	90

29.      Subsequent Events

In July 2025, the Company entered into an export prepayment trade finance agreement with a financial institution for a total amount of $5.0 million.

*                   *                   *